SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549
                     ______________________

                         AMENDMENT NO. 1

                               to

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934


                     BlackRock MQE Investors
                         (Name of Issuer)

                              Units
                  (Title of Class of Securities)

                               N/A
                          (CUSIP Number)

          Harold Blumenstein       (810) 646-9600
          B.M. Housing, L.L.C.     32400 Telegraph Road, Suite 202
                                   Bingham Farms, Michigan 48025
          (Name, address and telephone number of person authorized to receive notices and communications)

                        October 31, 1996
     (Date of event which requires filing of this statement)
                     ______________________

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box  [ ].

          Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

CUSIP No.  N/A
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.     B.M. Housing, L.L.C.
          OF ABOVE PERSON
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [X]
                                                                    (b)  [ ]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS                  WC
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION        Michigan
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER       	11,400

SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER		- 0 -

OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER	11,400

REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER	- 0 -
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY
            OWNED BY EACH REPORTING PERSON	11,400
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)           	24.5%
_____________________________________________________________________________
      (14)  TYPE OF REPORTING PERSON             CO

_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  N/A
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.     NINA
          OF ABOVE PERSON
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [X]
                                                                    (b)  [ ]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS                  WC
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION        Michigan
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER       	- 0 -

SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER		11,400 (all Units are owned
                                                by B.M. Housing, L.L.C.)
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER	- 0 -

REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER	11,400 (all Units are owned
                                                    by B.M. Housing, L.L.C.)
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY
            OWNED BY EACH REPORTING PERSON	11,400 (all Units are owned
                                                  by B.M. Housing, L.L.C.)
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)           	24.5%
_____________________________________________________________________________
(14)  TYPE OF REPORTING PERSON	PN

_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  N/A
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.     Old Blue & Green Associates
          OF ABOVE PERSON
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [X]
                                                                    (b)  [ ]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS                  WC
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION     New York
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER		- 0 -

SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER		11,400 (all Units are owned
                                                 by B.M. Housing, L.L.C.)
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER	- 0 -

REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER	11,400 (all Units are owned
                                                     by B.M. Housing, L.L.C.)
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY
 		OWNED BY EACH REPORTING PERSON	11,400 (all Units are owned
                                          by B.M. Housing, L.L.C.)
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)              24.5%
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON 	PN

_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  N/A
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.     James Grosfeld
          OF ABOVE PERSON
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [X]
                                                                    (b)  [ ]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS                  PF
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [X]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION             United States
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER		11,400 (all Units are owned
                                                by B.M. Housing, L.L.C.)
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER		11,400 (all Units are owned
                                                by B.M. Housing, L.L.C.)
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER	11,400 (all Units are owned
                                                by B.M. Housing, L.L.C.)
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER	11,400 (all Units are owned
                                                by B.M. Housing, L.L.C.)
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY
 		OWNED BY EACH REPORTING PERSON	11,400 (all Units are owned
                                                by B.M. Housing, L.L.C.)
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)              24.5%
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON 	IN

_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  N/A
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.     Harold Blumenstein
          OF ABOVE PERSON
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [X]
                                                                    (b)  [ ]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS                  PF
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION             United States
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER		- 0 -

SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER		11,400 (all Units are owned
                                                by B.M. Housing, L.L.C.)
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER      - 0 -

REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER	11,400 (all Units are owned
                                                by B.M. Housing, L.L.C.)
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY
 		OWNED BY EACH REPORTING PERSON	11,400 (all Units are owned
                                                by B.M. Housing, L.L.C.)
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)              24.5%
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON 	IN

_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  N/A
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.     Howard P. Berkowitz
          OF ABOVE PERSON
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [X]
                                                                    (b)  [ ]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS                  PF
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION             United States
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER		- 0 -

SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER		11,400 (all Units are owned
                                                by B.M. Housing, L.L.C.)
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER      - 0 -

REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER	11,400 (all Units are owned
                                                by B.M. Housing, L.L.C.)
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY
 		OWNED BY EACH REPORTING PERSON	11,400 (all Units are owned
                                                by B.M. Housing, L.L.C.)
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)              24.5%
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON 	IN

_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  N/A
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.     George Wiegers
          OF ABOVE PERSON
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [X]
                                                                    (b)  [ ]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS                  PF
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION             United States
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER		- 0 -

SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER		11,400 (all Units are owned
                                                by B.M. Housing, L.L.C.)
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER    - 0 -

REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER	11,400 (all Units are owned
                                                by B.M. Housing, L.L.C.)
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY
 		OWNED BY EACH REPORTING PERSON	11,400 (all Units are owned
                                                by B.M. Housing, L.L.C.)
____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)              24.5%
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON 	IN

_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  N/A
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.     David Hermelin
          OF ABOVE PERSON
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [X]
                                                                    (b)  [ ]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS                  PF
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION             United States
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER		- 0 -

SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER		11,400 (all Units are owned
                                                by B.M. Housing, L.L.C.)
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER      - 0 -

REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER	11,400 (all Units are owned
                                                by B.M. Housing, L.L.C.)
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY
 		OWNED BY EACH REPORTING PERSON	11,400 (all Units are owned
                                                by B.M. Housing, L.L.C.)
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)              24.5%
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON 	IN

_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  N/A
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.     Gerald P. Kaminsky
          OF ABOVE PERSON
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [X]
                                                                    (b)  [ ]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS                  PF
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION             United States
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER		- 0 -

SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER		11,400 (all Units are owned
                                                by B.M. Housing, L.L.C.)
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER      - 0 -

REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER	11,400 (all Units are owned
                                                by B.M. Housing, L.L.C.)
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY
 		OWNED BY EACH REPORTING PERSON	11,400 (all Units are owned
                                                by B.M. Housing, L.L.C.)
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)              24.5%
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON 	IN

_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  N/A
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.     Martin I. Kaminsky
          OF ABOVE PERSON
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [X]
                                                                    (b)  [ ]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS                  PF
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION             United States
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER		- 0 -

SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER		11,400 (all Units are owned
                                                by B.M. Housing, L.L.C.)
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER      - 0 -

REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER	11,400 (all Units are owned
                                                by B.M. Housing, L.L.C.)
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY
 		OWNED BY EACH REPORTING PERSON	11,400 (all Units are owned
                                                by B.M. Housing, L.L.C.)
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)              24.5%
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON 	IN

_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

		This Amendment No. 1 to Schedule 13D amends and restates the
Schedule 13D filed by B.M. Housing, L.L.C.


ITEM 1.	SECURITY AND ISSUER.

		This Statement on Schedule 13D ("Schedule 13D") is being filed with respect to the units (the "Unit"), of BlackRock MQE Investors, a Delaware Business Trust (the "Trust"), whose principal executive office is located at 345 Park Avenue, New York, New York 10154.


ITEM 2.	IDENTITY AND BACKGROUND.

		(a)	This Schedule 13D is being filed on behalf of B.M. Housing,
L.L.C., a Michigan limited liability company whose principal office is located at 32400 Telegraph Road, Suite 202, Bingham Farms, Michigan 48025 (the
"Company"), its members: NINA, a Michigan limited partnership ("NINA"), whose principal office is located at 20500 Civic Center Drive, Suite 3000,
Southfield, Michigan 48076; Old Blue & Green Associates, a New York general partnership ("OB&GA"), whose principal office is located at 136 Harold Road,
Woodmere, New York 11598; Mr. James Grosfeld; Mr. Harold Blumenstein; Mr.
Howard P. Berkowitz; and Mr. George Wiegers (collectively, the "Members"); Mr.
David Hermelin, the general partner of NINA and Messrs. G.P. Kaminsky and M.I.
Kaminsky, the general partners of OB&GA; with respect to the Units purchased and owned by the Company.

		(b)	Mr. Grosfeld's business address is 20500 Civic Center Drive,
Suite 3000, Southfield, Michigan 48076.  Mr. Blumenstein's business address is
32400 Telegraph Road, Suite 202, Bingham Farms, Michigan 48025.  Mr.
Berkowitz's business address is 888 Seventh Avenue, New York, New York 10106.
Mr. Wiegers' business address is 230 Bridge Street, Vail, Colorado 81657.  Mr.
Hermelin's business address is 20500 Civic Center Drive, Suite 3000,
Southfield, Michigan 48076.  The business address of both Messrs. G.P.
Kaminsky and M.I. Kaminsky is 136 Harold Road, Woodmere, New York 11598.

		(c)	Mr. Grosfeld's present principal occupation is Chief
Executive Officer of Real Estate Development and Investment Company, Incorporated, a Michigan corporation, whose principal office is located at 20500 Civic Center Drive, Suite 3000, Southfield, Michigan 48076. Mr. Blumenstein's present principal occupation is an investor for Paragon Properties Company, a Michigan corporation, whose principal office is located at 32400 Telegraph Road, Suite 202, Bingham Farms, Michigan 48025. Mr. Berkowitz's present principal occupation is acting as managing member of HPB Group L.L.C., the general partner of HPB Associates, L.P., a Delaware limited partnership. HPB Group L.L.C.'s principal office is located at 888 Seventh Avenue, New York, New York 10106. Mr. Wiegers is a private investor. Mr. Hermelin's present principal occupation is the general partner of NINA. The present principal occupation of both Messrs. G.P. Kaminsky and M.I. Kaminsky is managing partner of OB&GA.

		(d) Neither the Company, any of its Members, nor any of Messrs. Hermelin, G.P. Kaminsky and M.I. Kaminsky has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

		(e) Except as disclosed on Schedule 1 hereto with respect to Mr. Grosfeld, neither the Company, any of its Members, nor any of Messrs. Hermelin, G.P. Kaminsky and M.I. Kaminsky has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

		(f) Messrs. Grosfeld, Blumenstein, Berkowitz, Wiegers, Hermelin, G.P. Kaminsky and M.I. Kaminsky are each United States citizens.


ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

		The source of funds for the purchase reported by the Company in
Item 4 below was the Company's working capital, provided by capital contributions by the Members. The Company used total funds of $11,400,000 to purchase 11,400 Units of the Trust.


ITEM 4.	PURPOSE OF TRANSACTION.

		The Company acquired the Units for investment purposes. The Company intends to review its holdings with respect to the Trust on a continuing basis. Depending on the Company's evaluation of the Trust's business and prospects, and upon future developments (including, but not limited to, market prices of the Units and availability and alternative uses of funds; as well as conditions in the real estate and securities markets and general economic and industry conditions), the Company may make further purchases of the Units from time to time, dispose of any or all Units held by it at any time, or maintain its position at current levels.

		The Company has no plans or proposals which relate to, or would result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of Item 4 of Schedule 13D. The Company may, at any time and from time to time, review or reconsider its position with respect to the Trust, and formulate plans or proposals with respect to any such matters.


ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

		(a)	The approximate aggregate percentage of shares of Units
beneficially owned by each person herein is based on 46,630 Units outstanding as of October 31, 1996.

		As of the close of business on October 31, 1996, the Company is the beneficial owner of 11,400 Units (constituting approximately 24.5% of the Units outstanding). None of the Members nor any of Messrs. Hermelin, G.P. Kaminsky and M.I. Kaminsky directly own any of the Units. By reason of provisions of Rule 13d-3 of the Act, however, each of the Company's Members, and each of Messrs. Hermelin, G.P. Kaminsky and M.I. Kaminsky may be deemed the beneficial owner of the 11,400 Units owned by the Company (constituting approximately 24.5% of the Units outstanding).

		(b)	The Company has the sole power to vote and dispose of all
the 11,400 Units owned by it, which power may be exercised by one or more of its Members appointed by written consent of its Members, as provided for in the Operating Agreement of the Company. Mr. Grosfeld has both the sole and shared power to vote and dispose of all the 11,400 Units owned by the Company. Each of the Members, and Messrs. Hermelin, G.P. Kaminsky and M.I. Kaminsky has the shared power to vote and dispose of the 11,400 Units owned by the Company and the sole power to neither vote nor dispose of any Units.

		(c)	All of the Units were purchased in connection with the
initial offering of the Units.

		(d)	No person other than the Company is known to have the right
to receive or the power to direct the receipt of dividends from or the proceeds of sale of such Units.


ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
		RESPECT TO SECURITIES OF THE ISSUER.

		Other than the Operating Agreement of the Company (filed as Exhibit 1 to the Schedule 13D) there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons or any person with respect to any securities of the Trust, including but not limited to transfer or voting of any of the Units, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

		1.	Joint Acquisition Statement, dated as of December 3, 1996.

                               SIGNATURE

          After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  December 3, 1996


						B.M. HOUSING, L.L.C.

						By:	/s/ Harold Blumenstein
							--------------------------
							Harold Blumenstein
							Member


						NINA

						By:	/s/ David Hermelin
							--------------------------
							David Hermelin
							General Partner


						OLD BLUE & GREEN ASSOCIATES

						By:	/s/ Gerald P. Kaminsky
							--------------------------
							Gerald P. Kaminsky
							Managing Partner


						/s/ James Grosfeld
						--------------------------
						James Grosfeld


						/s/ Harold Blumenstein
						--------------------------
						Harold Blumenstein


						/s/ Howard P. Berkowitz
						--------------------------
						Howard P. Berkowitz


						/s/ George Wiegers
						--------------------------
						George Wiegers

						/s/ David Hermelin
						--------------------------
						David Hermelin


						/s/ Gerald P. Kaminsky
						--------------------------
						Gerald P. Kaminsky


						/s/ Martin I. Kaminsky
						--------------------------
						Martin I. Kaminsky

                            JOINT ACQUISITION STATEMENT

                                    EXHIBIT 1

                            JOINT ACQUISITION STATEMENT
                           PURSUANT TO RULE 13-d-1(f)(1)

		The undersigned acknowledge and agree that the foregoing Amendment No. 1 to the statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this Amendment No. 1 to the statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness or accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated:  December 3, 1996

						B.M. HOUSING, L.L.C.

						By:	/s/ Harold Blumenstein
							--------------------------
							Harold Blumenstein
							Member


						NINA

						By:	/s/ David Hermelin
							--------------------------
							David Hermelin
							General Partner


						OLD BLUE & GREEN ASSOCIATES

						By:	/s/ Gerald P. Kaminsky
							--------------------------
							Gerald P. Kaminsky
							Managing Partner


						/s/ James Grosfeld
						--------------------------
						James Grosfeld


						/s/ Harold Blumenstein
						--------------------------
						Harold Blumenstein

						/s/ Howard P. Berkowitz
						--------------------------
						Howard P. Berkowitz


						/s/ George Wiegers
						--------------------------
						George Wiegers


						/s/ David Hermelin
						--------------------------
						David Hermelin


						/s/ Gerald P. Kaminsky
						--------------------------
						Gerald P. Kaminsky


						/s/ Martin I. Kaminsky
						--------------------------
						Martin I. Kaminsky

                                  SCHEDULE 1

                              Certain Litigation


		In 1990, the Commodity Futures Trading Commission ("CFTC") brought a civil action against MultiVest Options, Inc. ("MOI") alleging various violations of the Commodity Exchange Act ("CEA") and certain rules and regulations of the CFTC. Mr. Grosfeld was the principal stockholder of the ultimate parent corporation of MOI, but according to Mr. Grosfeld, he was never an officer or director of MOI and did not participate in the day-to-day conduct of its business. Without admitting or denying the allegations of the CFTC complaint, MOI consented to the entry of a permanent injunction and appointment of a receiver. MOI discontinued its business operations in 1990.
Mr. Grosfeld was not specifically named in the CFTC proceeding or in the injunction related thereto. Subsequently, in 1990, certain individuals who had previously purchased and sold commodity options through MOI brought a class action lawsuit against the parent and affiliated companies of MOI and Mr. Grosfeld, alleging that the defendants, among other things, violated the antifraud provisions of the CEA and asserting other federal and state law claims. Mr. Grosfeld, who believes that the litigation is without merit, has denied all such allegations and is vigorously defending such litigation.